                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (AMENDMENT NO. 6)(1)


                                Dynabazaar, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    26779R104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  June 30, 2005
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                Page 1 of 7 pages

----------------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26779R104                  13D/A                           PAGE 2 OF 7


1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Lloyd I. Miller, III                      ###-##-####

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A)  [ ]

                                                                        (B)  [ ]

3      SEC USE ONLY

       ---------------
4      SOURCE OF FUNDS*

       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(D) OR                                                      [ ]

6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

                     7      SOLE VOTING POWER

                            100,000

                     8      SHARED VOTING POWER

                            0
      NUMBER OF
       SHARES        9      SOLE DISPOSITIVE POWER
    BENEFICIALLY
      OWNED BY              100,000
        EACH
      REPORTING      10     SHARED DISPOSITIVE POWER
       PERSON
        WITH                0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       100,000

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES*                                              [ ]

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.4%

14     TYPE OF REPORTING PERSON*

       IN-IA-OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

             AMENDMENT NO. 6 TO THE ORIGINAL REPORT ON SCHEDULE 13D

      ITEM 1.         INTRODUCTION

      This constitutes Amendment No. 6 (the "Amendment") to the statement on
Schedule 13D, filed on behalf of Lloyd I. Miller, III (the "Reporting Person"), with the Securities and Exchange Commission on February 13, 2002, as previously amended (the "Statement"), relating to the common stock (the "Shares"), par value $0.001 per share of Dynabazaar, Inc., a Delaware corporation (the "Company"). The company has its principal executive offices at 888 Seventh Avenue, New York, NY 10019. Unless specifically amended hereby, the disclosure set forth in the Statement shall remain unchanged.

      ITEM 2.         IDENTITY AND BACKGROUND

      No change.

      ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Reporting Person beneficially owns on his own behalf 100,000 Shares which the Reporting Person acquired on June 29, 2005 by exercising options at a purchase price of $0.31 cents per share. These options had previously been granted to the Reporting Person by the Company's board of directors. The aggregate purchase price for the Shares which the Reporting Person is deemed to beneficially own on his own behalf was $31,000.00

      ITEM 4.         PURPOSE OF THE TRANSACTION

      The information in Item 4 is hereby amended as follows:

      The purpose of this Amendment is to report that on June 30, 2005, the Reporting Person resigned from the Board of Directors of the Company. Also, on June 30, 2005, the Reporting Person disposed of 3,657,988 shares of common stock, par value $0.001 per share, of the Company pursuant to a stock purchase agreement more specifically described in Item 6 below and a material change occurred in the percentage of Shares deemed to be beneficially owned by the Reporting Person.

      ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER

        The Information in Item 5 is hereby amended and restated as follows:

      (a) The Reporting Person is deemed to beneficially own 100,000 Shares (0.4% of the outstanding Shares, based on 27,067,944 Shares outstanding (which includes 26,967,944 Shares outstanding on May 13, 2005, pursuant to the Company's Current Report on Form 10-Q filed on May 13, 2005 and 100,000 shares in connection with the exercise of options by the Reporting Person on June 29,
2005)).

      (b) The Reporting Person has sole voting and dispositive power with respect to the 100,000 Shares beneficially owned.

      (c) The tables below details the transactions of Shares effected by the Reporting Person during the past 60 days:

                        Lloyd I. Miller, III
                        --------------------
 Date of Transaction  Number of Shares Acquired  Price Per Share  How Transaction Effected
 -------------------  -------------------------  ---------------  ------------------------
    June 29, 2005              100,000                $0.31          Exercise of Option

                              Trust A-4
                              ---------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005             1,097,536            See Item 6            See Item 6


                            Alexandra UGMA
                            --------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              21,800              See Item 6            See Item 6


                         Kimberly Miller GST
                         -------------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              15,400              See Item 6            See Item 6


                               Trust C
                               -------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              683,759             See Item 6            See Item 6


                             Crider GST
                             ----------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              15,000              See Item 6            See Item 6


                        Catherine Miller GST
                        --------------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              21,900              See Item 6            See Item 6


                        Lloyd I. Miller, III
                        --------------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005             617,165              See Item 6            See Item 6

                             Milfam LLC
                             ----------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              15,400              See Item 6            See Item 6


                            Milfam I L.P.
                            -------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005             176,253              See Item 6            See Item 6


                           Milfam II L.P.
                           --------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005             979,375              See Item 6            See Item 6


                          Kimberly S. Miller
                          ------------------
 Date of Transaction    Number of Shares Sold    Price Per Share  How Transaction Effected
 -------------------    ---------------------    ---------------  ------------------------
    June 30, 2005              14,400                 $0.00              See Item 6


     (d) Not applicable.

     (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares on June 30, 2005.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On June 30, 2005, the Reporting Person, entered into a stock purchase agreement (the "Agreement") with the Company, whereby the Company purchased from Mr. Miller and affiliated entities an aggregate of 3,657,988 shares of common stock, par value $0.001 per share, of the Company at an aggregate purchase price of $1,152,266.22 ($0.315 per share). Pursuant to the Agreement, Mr. Miller is also entitled to receive 13.6% of any net proceeds distributed to the Company pursuant to the escrow agreement dated as of September 4, 2003 by and among the Company, eBay, Inc. and Zions First National Bank.

      ITEM 7.     EXHIBITS

      Exhibit         Document
      -------         --------
      99.1            Stock Purchase Agreement, dated as of June 30, 2005, by
                      and between Lloyd I. Miller, on behalf of himself and on
                      behalf of affiliated entities and Dynabazaar, Inc.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2005

                                                 /s/ Lloyd I. Miller, III
                                           -------------------------------------
                                                   Lloyd I. Miller, III

                                  EXHIBIT INDEX

Exhibit     Document
-------     --------
99.1        Stock Purchase Agreement, dated as of June 30, 2005, by and between Lloyd I. Miller, on behalf of himself and on behalf of affiliated entities and Dynabazaar, Inc.